Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-194078
Relating to the Preliminary Prospectus
Supplement dated September 8, 2014 to
the Prospectus dated September 8, 2014

AK Steel Corporation (“AK Steel”)

Pricing Term Sheet

$430,000,000 7.625% Notes due 2021

Issuer:	AK Steel Corporation
Guarantees:	The Notes will be fully and unconditionally guaranteed on a senior unsecured basis by AK Steel Holding Corporation (“AK Holding”), the direct parent of AK Steel, and AK Tube LLC and AK Steel Properties, Inc., two wholly-owned subsidiaries of AK Steel (collectively, the Guarantors”)

Security Type:	Senior Notes

Ratings:*	Caa1 / B-

Pricing Date:	September 11, 2014

Settlement Date:	September 16, 2014 (T + 3)

Principal Amount:	US $430,000,000

Maturity:	October 1, 2021

Benchmark:	2.000% UST Due November 15, 2021

Spread to Benchmark:	+551 bps

Coupon:	7.625%

Price to Public:	99.325%

Yield to Maturity:	7.750%

Interest Payment Dates:	April 1 and October 1, commencing April 1, 2015

Optional Redemption:

The Notes will be redeemable at AK Steel’s option at any time before October 1, 2017 at a redemption price equal to the principal amount of Notes being redeemed plus a “make-whole” premium of the Treasury Rate as of such redemption date plus 50 basis points plus accrued and unpaid interest to the redemption date.

The Notes will be redeemable at AK Steel’s option, in whole or in part, at any time on and after October 1, 2017 at the redemption price for the Notes (expressed as a percentage of principal amount) set forth below, plus accrued and unpaid interest to the redemption date, if redeemed during the twelve-month period commencing on October 1 of the years indicated below:

Year	Redemption Price
2017	103.813%
2018	101.906%
2019 (and thereafter)	100.000%

At any time prior to October 1, 2017, AK Steel may redeem up to 35% of the principal amount of the Notes (including any Additional Notes) with the net cash proceeds of offerings of AK Holding’s shares of common stock occurring after the Closing Date at a redemption price of 107.625% of the principal amount of the notes, plus accrued and unpaid interest to the redemption date, if any; provided that at least 65% of the aggregate principal amount of Notes originally issued on the Closing Date remains outstanding after each such redemption.

CUSIP/ISIN:	001546 AS9 / US001546AS98

Use of Proceeds:	We intend to use the net proceeds from this offering, together with a portion of the net proceeds from AK Holding’s concurrent common stock offering, to finance AK Steel’s acquisition of Severstal Dearborn, LLC (the “Dearborn Acquisition”).

Joint Book-Running Managers	Credit Suisse Securities (USA) LLC Citigroup Global Markets Inc. J.P. Morgan Securities LLC

Co-Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Fifth Third Securities, Inc. Goldman, Sachs & Co.

Concurrent Offering:	Concurrently with this offering, AK Holding is offering shares of its common stock (“Shares”), a portion of the net proceeds of which will be used, along with the net proceeds of this offering, to finance the Dearborn Acquisition. Closing of the common stock offering is not conditioned on the closing of this offering. However, closing of this offering is conditioned on the closing of the common stock offering and the concurrent closing of the Dearborn Acquisition.

Number of Shares in Concurrent Offering:	35,000,000 (or 40,250,000 Shares if the underwriters exercise in full their option to purchase additional Shares)

Public Offering Price of Shares:	$9.00 per Share

*	Note: A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

AK Steel Corporation and the Guarantors have filed a registration statement (including a base prospectus) and AK Steel Corporation and the Guarantors have filed a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the prospectus in that registration statement and any other documents filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, AK Steel Corporation, AK Steel Holding Corporation, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, J.P. Morgan Securities LLC toll-free at 1-800-245- 8812 or Citigroup Global Markets Inc. toll-free at 1-877-858-5407.

This pricing term sheet supplements the preliminary form of prospectus supplement issued by AK Steel Corporation and the Guarantors on September 8, 2014 relating to the prospectus dated September 8, 2014.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.